Exhibit 99.1

Absolute Software Names Andre Mintz to Board of Directors

VANCOUVER, British Columbia and SAN JOSE, Calif. – August 5, 2021 – Absolute Software Corporation (Nasdaq: ABST) (TSX: ABST), a leader in next generation Endpoint Resilience™ solutions, today announced Andre Mintz has joined Absolute’s Board of Directors effective as of August 5, 2021.

“I am very pleased to welcome Andre to Absolute’s Board,” said Daniel Ryan, Chairman of the Board of Directors at Absolute. “His deep experience in information security will be a great asset in helping us continue to accelerate the company’s growth. Both the Board and Absolute will benefit from his knowledge and perspective.”

Mr. Mintz is a seasoned technology and cyber risk management executive with more than 30 years of experience designing, building, and leading information security, data protection and privacy programs at global scale. He is also a former Law Enforcement Officer and a US Air Force veteran.

“Andre knows first-hand the challenges enterprise customers today are facing when it comes to securing devices and protecting data from the onslaught of constantly evolving cybersecurity threats while simultaneously empowering employees through resilient work-from-anywhere environments,” said Christy Wyatt, President and CEO, and a member of the Board, at Absolute. “His expertise, insights, and ability to be ‘a voice of the customer,’ will prove invaluable as we continue to grow our portfolio of self-healing, resilient security solutions, expand our global footprint and partner ecosystem, and continue to pioneer and lead the market in Endpoint Resilience.”

Mr. Mintz currently serves as Chief Information Security Officer (CISO) of Newport Group, a financial services firm and provider of retirement plans, corporate insurance, and consulting services with over a half-trillion dollars in assets under administration. Prior to joining Newport, he was Executive Vice President at Red Ventures, a $10B portfolio of digital companies and global brands, where he held the combined roles of CISO, Chief Privacy Officer (CPO), and Chief Security Officer (CSO). Mr. Mintz’s prior experience also includes serving as Vice President and Chief Security Officer at Reuters; serving as Director of Trustworthy Computing & Chief Security Strategist at Microsoft; serving on Microsoft’s World-Wide Chief Security Officer’s Council; and serving as Kinko’s first-ever CISO. Mr. Mintz is a Certified Information Systems Security Professional (CISSP) and holds a Graduate Certificate in Cybersecurity from Harvard University.

About Absolute Software

Absolute Software is a leader in next generation Endpoint Resilience solutions, delivering a unique security platform that unites the power of self-healing devices, applications, and network connectivity. Absolute is the only endpoint security provider embedded in more than half a billion devices that offers a permanent digital connection to see, manage, secure, and automatically heal every device, and provides deep insights into the health of devices, applications, and network connections. We empower customers with the critical capabilities required in a zero-trust world – enabling them to achieve a secure employee experience, a more effective IT department and a more secure organization in the work from anywhere era. For the latest information, visit www.absolute.com and follow us on LinkedIn or Twitter.

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CONTACT:

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